EXHIBIT 10.11(a)
DELTA AIR LINES, INC.
OFFICER AND DIRECTOR SEVERANCE PLAN
As Amended and Restated as of January 2, 2009
As Further Amended October 20, 2009
1. INTRODUCTION
Delta Air Lines, Inc. (the “Company” or “Delta”) adopted the 2007 Officer and Director Severance Plan (the “Prior Plan”) for eligible Officer and Director level employees of the Company. Delta hereby amends and restates the Prior Plan as the 2009 Delta Air Lines, Inc. Officer and Director Severance Plan (the “2009 Plan”) effective as of January 2, 2009. The Plan has been further amended as of October 20, 2009. Participants in the Prior Plan whose employment terminates on or prior to January 2, 2009 shall not be eligible for benefits under the 2009 Plan, but shall only be eligible for benefits under the Prior Plan, subject to any other separately granted contractual rights they may have. Except as provided in the previous sentence and as provided below with respect to certain Officers and Directors who were actively employed by Delta as of October 28, 2008, the terms of the Prior Plan shall no longer be in effect as of January 2, 2009.
Capitalized terms that are not otherwise defined in the text of this 2009 Plan are defined in Section 11 below.
2. PARTICIPATION
(a) General. Any employee of the Company who on or after January 2, 2009 is paid through the U.S. payroll and is classified as a full-time Director (a “Director”) or Officer (an “Officer”) of the Company according to the Company’s Human Resources records (a “Participant”) is eligible to participate in this Plan in accordance with the terms described below. In addition, an officer or director of an Affiliate may be designated as a Participant by the Plan Administrator in his sole discretion if (i) the Affiliate does not offer a severance plan or program to its executive employees; or (ii) the officer or director is not eligible to participate in the severance plan or program the Affiliate does offer. In these circumstances, the Plan Administrator shall determine in his sole discretion the level at which the officer or director may participate in the 2009 Plan. For example, an employee of an Affiliate may be a Vice President of an Affiliate, but may be designated by the Plan Administrator to participate in the 2009 Plan at the Director level.
(b) Former Northwest Officers and Directors. Notwithstanding anything in the 2009 Plan to the contrary, any Officer or Director who (i) on October 28, 2008 was either (A) an officer of Northwest Airlines, Inc. or (B) a managing director, director or other employee of Northwest Airlines, Inc. who participated in the Northwest Airlines, Inc. Non-Officer Change of Control Severance Plan, and (ii) became an Officer or Director of Delta on or after October 29, 2008, shall not participate in the 2009 Plan until October 29, 2010 unless such person was a Senior Vice President or higher of Delta on October 29, 2008, in which case such person shall not participate in the 2009 Plan until October 29, 2011. After such dates, any such Officer or Director shall be eligible for all benefits hereunder.
(c) Pre Merger Officer or Director and Prior Plan Benefits. An Officer or Director employed by Delta as an officer or director on October 28, 2008 who was not advised by

Delta that his or her employment would be terminated on or before January 1, 2009 (a “Pre Merger Officer or Director”) shall be eligible to receive benefits under the Prior Plan until October 29, 2010. During such time, a Pre Merger Officer or Director shall also be eligible for benefits under the 2009 Plan, but will not be eligible for duplicate benefits under both plans. After October 29, 2010, any Pre Merger Officer or Director who remains employed by Delta (or any Affiliate) as an Officer or Director shall be eligible for benefits under the 2009 Plan, but not the Prior Plan.
3. TERMINATION OF EMPLOYMENT AND ELIGIBILITY
(a) Severance Event. Subject to Section 2, a Participant shall be eligible to receive the benefits described in Section 4 if after January 2, 2009 he incurs a “Severance Event” which shall be defined as any of the following:
(i) the Participant’s employment is terminated by Delta other than for Cause. If a Participant who is eligible for early, special early or normal retirement under the Company’s retirement plan or policy is, or would be, terminated by the Company without Cause, such Participant shall be considered to have been terminated by the Company without Cause for purposes of the 2009 Plan rather than having retired, but only if the Participant acknowledges that, absent retirement, the Participant would have been terminated by the Company without Cause. If, however, the employment of a Participant who is eligible for retirement is terminated by the Company for Cause, then regardless of whether the Participant is considered as a retiree for purposes of any other program, plan or policy of the Company, for purposes of the 2009 Plan, the Participant’s employment shall be considered to have been terminated by the Company for Cause;
(ii) the Participant (other than the Chief Executive Officer and the President of the Company as of October 29, 2008) (A) resigns from employment with Delta for Good Reason during the period beginning on a Change in Control Date and ending on the second anniversary thereof (provided that the event that constitutes Good Reason must occur after the Change in Control) and (B) was employed by Delta as of the Change in Control Date; or
(iii) with respect to either the Chief Executive Officer or the President of the Company as of October 29, 2008, the Participant resigns for Good Reason.
(b) Condition Precedent to Receipt of Any Benefits Under the Plan. In order to receive the benefits of the 2009 Plan, eligible Participants must first sign a Separation Agreement and General Release prepared by Delta (the “Agreement”) within 45 days of the date that the Agreement is presented to the Participant. Participants who fail to sign the Agreement within 45 days or who rescind the Agreement within the applicable Revocation Period are not eligible to receive benefits under the 2009 Plan. The Agreement is designed to ensure that both Delta and the Participant have their rights and obligations in connection with the termination of employment established with certainty and finality. Delta is offering benefits under this 2009 Plan in exchange for the execution of the Agreement. The Agreement shall be in a form provided by and satisfactory to Delta and may include, without limitation, a release in favor of Delta and its employees, directors and Affiliates and certain non-competition, non-solicitation and non-recruitment agreements for the benefit of Delta; provided, however, that for the two year period following a Change in Control, the Agreement shall be in substantially the same form as the form of Agreement used immediately prior to the Change in Control.
4. DESCRIPTION OF SPECIFIC BENEFITS
Upon a Severance Event, each Participant will be eligible for the following benefits:
(a) Severance Pay. A Participant will be eligible for “Severance Pay”, in an amount determined as described below, and based on the Participant’s job level at the time of the Severance Event. If however, the Severance Event is described in Section 3(a)(ii) or (iii) above and the event which constitutes Good Reason is a significant diminution of the Participant’s position, responsibilities or duties, Severance Pay shall be based on the Participant’s MIP Target Award prior to the diminution which gave rise to the Participant’s resignation. Severance Pay will be paid as a one-time lump-sum payment promptly following the Participant’s Severance Event (taking into account however, sufficient time to perform the calculations, if any, necessary under Section 4(e) and fulfillment of the other eligibility criteria including compliance with Section 3(b) above, but in no event shall be paid more than two and one half months following the end of the year in which the Severance Event occurs. All applicable federal, state, and local taxes will be withheld from all Severance Pay. Severance Pay will not be considered as earnings under any qualified or non qualified plan or program sponsored by Delta or any Affiliate. Each Participant will be eligible for Severance Pay in an amount equal to:
(i) 6 months Base Salary for Directors, plus 50% of any applicable MIP Target Amount;
(ii) 9 months Base Salary for Managing Directors, plus 75% of any applicable MIP Target Amount;
(iii) 12 months Base Salary for Vice Presidents, plus 100% of any applicable MIP Target Amount;
(iv) 15 months Base Salary for Senior Vice Presidents, plus 125% of any applicable MIP Target Amount;
(v) 18 months Base Salary for Executive Vice Presidents, plus 150% of any applicable MIP Target Amount ; and
(vi) 24 months Base Salary for the President or Chief Executive Officer, plus 200% of any applicable MIP Target Amount.
(b) Extension of Benefits During Severance Period. A Participant shall be eligible for the following extended benefits for the periods noted below.
(i) Medical/Dental and Life Insurance Benefits.
(A)	Payment of COBRA Premiums. Delta will pay the premiums for medical, dental and/or vision COBRA coverage (but not for any portion of the COBRA premium for any Healthcare Flexible

Spending Account) for which a Participant and his eligible dependents may be eligible, provided such COBRA coverage is properly elected by the Participant or his eligible dependents. Eligibility for such payments shall continue until the earlier of: (i) the end of the Severance Period; or (ii) the date the Participant’s or the Participant’s dependents’ eligibility for COBRA coverage ceases as provided under COBRA and the terms of the Delta Account-Based Healthcare Plan (or corresponding pilot or Affiliate plan, if applicable).
(B)	Payment of Retiree Medical Premiums. To the extent applicable, if a Participant is eligible for special early, early or normal retirement under the Company’s retirement plan or policy at the time of the Severance Event, and the Participant or one or more of his eligible dependents elects COBRA coverage instead of retiree medical and/or dental coverage, the above section entitled “Payment of COBRA Premiums” will apply with respect to any Delta-paid COBRA premium. If the Participant or an eligible dependent instead elects retiree medical and/or dental coverage, Delta will, in lieu of paying COBRA premiums as described above, pay the retiree medical and/or dental premium for the Participant and/or his eligible dependents during the Severance Period, provided that the Participant and/or his eligible dependents properly enroll for such coverage. If a Participant or his dependents become ineligible for Delta retiree coverage for any reason or opt out of such coverage, all Delta paid coverage for that person (or group of persons) will cease and Delta will have no responsibility to pay any further retiree medical and/or dental premiums under the 2009 Plan; however the Participant or his dependents shall retain whatever rights they may have under any other applicable Delta sponsored retiree medical plan or program.
(ii) Basic Life Insurance. Participants will also have their basic life insurance coverage under the Delta Family-Care Disability and Survivorship Plan (or corresponding pilot or Affiliate plan, if applicable) continued for the Severance Period at Delta’s expense; provided the Participant shall be responsible for any taxes associated with such continuation. The amount of coverage continued will be equal to the amount of basic life insurance coverage in effect immediately prior to separation. This continued coverage shall not affect any other death benefit for which the Participant is eligible.

(iii) Travel Privileges.
     (A) During the Severance Period, a Participant will be eligible for continued travel privileges generally comparable to those under Delta’s travel policy as in effect for an active employee at the Participant’s job level at the time of the Severance Event. If however, the Severance Event is described in Section 3(a)(ii) or (iii) above and the event which constitutes Good Reason is a significant diminution of the Participant’s position, responsibilities or duties, any Travel Privileges shall be based on the Participant’s job level prior to the diminution which gave rise to the Participant’s resignation. In addition, with respect to any Participant who (i) incurs a termination that constitutes a Severance Event during the period beginning on a Change in Control Date and ending on the second anniversary thereof and (ii) is a Vice President or more senior Officer of the Company at the time of the Change in Control Date, such Participant shall after the expiration of the Travel Privileges described in the previous sentence, be treated as a retired officer for purposes of the Company’s travel policy regardless of the Participant’s actual age or years of service. Following the expiration of the Severance Period, the Participant’s travel benefits will be based on the Company travel policy for retired officers at the level at which the Participant was employed immediately prior to the Change in Control Date. Provided however, anything in the 2009 Plan to the contrary notwithstanding, any person who first becomes an Officer or Director after June 8, 2009 shall not receive any Tax Allowance (as that term is defined in the Delta Air Lines, Inc. UATP Travel Program) during the Severance Period or following his or her termination of active employment.
     (B) All Travel Privileges shall be governed by all applicable rules and procedures which are generally applicable at the time the Travel Privileges are used, except as expressly modified in this 2009 Plan. Travel Privileges may be used for pleasure, vacation, or personal emergency, but may not be used for any type of business or professional activity. Any violation of the rules governing non-revenue and reduced rate travel may result in the suspension or termination of all Travel Privileges for the Participant and/or his family members (or friends and family travelers).
     (C) Family status changes (such as marriage, divorce, adoption or birth of child) that occur during the Severance Period must be reported to the Delta Employee Service Center (or corresponding Affiliate administrator) within 30 days of the status change. Failure to do so will result in the ineligibility of the new family member for Travel Privileges described under this 2009 Plan.
     (D) This section shall not create any contractual rights, and the Travel Privileges provided pursuant to this provision shall remain subject to Delta’s right to apply all applicable rules as they exist from time to time and to modify or terminate such privileges at any time, including after termination of employment, in its sole discretion.
     (E) If a Participant has contractual rights to travel privileges that are provided in another agreement that are different or not as favorable as the Travel Privileges provided under this section, such Participant shall also be eligible for the Travel Privileges granted hereunder, but shall have no contractual rights to such different or more favorable Travel Privileges. In that case, the reservation of rights in (D) above shall apply only to the Travel Privileges that are provided under this section, and not to any other contractual travel privileges the Participant may have. A Participant that has separately granted contractual rights may use his contractually granted rights or the Travel Privileges granted under the 2009 Plan, but not both. For example, if under both the 2009 Plan and any contractual agreement, the Participant is eligible under each for an allowance of $10,000, the Participant may use one such allowance of $10,000, and the two allowances cannot be combined into a total allowance of $20,000.
(c) Career Transition Services. Participants are eligible to receive career transition services valued at up to $5,000 at a career transition services firm chosen by Delta. Delta shall pay such firm directly for such services. The career transition services may include seminars, job search work teams, productivity clinic, resumé preparation, assessments, resource library, on-line database, job lead development, individual counseling, administrative support, computer lab, and workspace phone/fax. The eligibility to receive these services will expire upon the first of (x) the Participant becoming employed; (y) the expiration of the Severance Period; or (z) the last day of the second year following the taxable year in which the Participant separated from service for purposes of Section 409A of the Internal Revenue Code, as amended (the “Code”)..
(d) Financial Planning Services. Participants are eligible for continuation of the financial planning services for which they are eligible at the time of their separation from Delta. A Participant shall be reimbursed for any covered expenses; Delta shall not provide direct payments to the vendor for such services. The eligibility to receive such reimbursement will expire at the conclusion of the calendar year in which the Participant separates from Delta, even if that occurs during the Severance Period. All reimbursements for such services must be made by the end of the third year following the taxable year in which the Participant separated from service for purposes of Section 409A of the Code.
(e) Certain Reductions in Payments.
     (i) In the event that a Participant becomes entitled to benefits under the 2009 Plan, and Delta, or at its direction, the Accounting Firm (as defined below), determines that the payments and benefits provided under the 2009 Plan, together with any payment or consideration in the nature of value or compensation to or for Participant’s benefit under any other agreement with, or plan of, Delta that the Accounting Firm determines should be included as a parachute payment (as defined in Section 280G of the Code) (in the aggregate, “Total Payments”) would (after taking into account any value attributable to any payment (or portion thereof) which Delta establishes by clear and convincing evidence is reasonable compensation for personal services to be rendered by the Participant on or after the date of the change in ownership or control within the meaning of Section 280g(b)(4)(A) of the Code, such payment hereinafter referred to as “post change reasonable compensation”), subject Participant to the excise tax under Section 4999 of the Code, the Accounting Firm shall determine whether to reduce the Total Payments to the Reduced Amount (as defined below). The Total Payments shall be reduced to the Reduced Amount only if the Accounting Firm determines that Participant would have a greater Net After-Tax Receipt (as defined below) of aggregate Payments if Participant’s Total Payments were reduced to the Reduced Amount. If instead the Accounting Firm determines that Participant would not have a greater Net After-Tax Receipt of aggregate payments if Participant’s Total Payments were reduced to the Reduced Amount, Participant shall receive all Total Payments to which Participant is entitled. Any valuation of any post change reasonable compensation shall be determined by the Accounting Firm (or, if the Accounting Firm is not able to make such determination, an independent third-party valuation specialist, selected by Delta), and Delta shall cooperate in good faith in connection with any such valuation process.
     (ii) If the Accounting Firm determines that aggregate Total Payments should be reduced to the Reduced Amount, Delta shall promptly give Participant notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm (or, with respect to the valuation of the post change reasonable compensation, or to the extent applicable, the independent third-party valuation specialist) under this section shall be binding upon Delta and Participant and shall be made within thirty (30) days after a termination of Participant’s employment. The reduction of the Total Payments to the Reduced Amount, if applicable, shall be made by reducing the Total Payments under the following types of compensation or value in the following order: (i) Stock Options, (ii) Restricted Stock, (iii) Performance Shares, and (iv) Cash. All fees and expenses of the Accounting Firm and the independent third-party valuation specialist (if any) shall be borne solely by Delta.
     (iii) As a result of the uncertainty in the application of Sections 280G and 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by Delta to or for the benefit of Participant pursuant to the 2009 Plan which should not have been so paid or distributed (“Overpayment”) or that additional amounts which will have not been paid or distributed by Delta to or for the benefit of Participant pursuant to the 2009 Plan could have been so paid or distributed (“Underpayment”), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against either Delta or Participant which the Accounting Firm believes has a high probability of success determines that an Overpayment has been made, Participant shall pay any such Overpayment to Delta together with at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by Participant to Delta if and to the extent such payment would not either reduce the amount on which Participant is subject to tax under Sections 1, 3101 and 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by Delta to or for the benefit of Participant together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code. In all events, any Overpayment or Underpayment shall be paid no later than December 31 of the year after the year in which the Overpayment or Underpayment is determined to exist.
     (iv) For purposes hereof, the following terms have the meanings set forth below:

     (A) “Net After-Tax Receipt” shall mean the present value (as determined in accordance with Sections 280G(b)(2)(A)(ii) and 280G(d)(4) of the Code) of a payment net of all taxes imposed on Participant with respect thereto under Sections 1, 3101 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to Participant’s taxable income for the immediately preceding taxable year, or such other rate(s) as Participant certifies, in his or her sole discretion, as likely to apply to him or her in the relevant tax year(s), and 1.45% under Section 3101. If applicable, the phase out of itemized deductions and personal exemptions shall also be taken into consideration.
     (B) “Reduced Amount” shall mean the greatest amount of Total Payments that can be paid that would not result in the imposition of the excise tax under Section 4999 of the Code if the Accounting Firm determines to reduce Total Payments pursuant this Section.
     (C) “Accounting Firm” shall mean the nationally recognized accounting firm generally used by Delta as its financial auditor. In the event that the Accounting Firm is serving as accountant or auditor for a person effecting the Change in Control or is otherwise unavailable, the Participant may appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder).
(f) Severance Period. “Severance Period” shall mean with respect to any Severance Event, the period beginning on the Participant’s employment termination date from Delta and ending:
(i)	6 months after the termination date for Directors;

(ii)	9 months after the termination date for Managing Directors;

(iii)	12 months after the termination date for Vice Presidents;

(iv)	15 months after the termination date for Senior Vice Presidents;

(v)	18 months after the termination date for Executive Vice Presidents; and

(vi)	24 months after the termination date for the President or Chief Executive Officer.
The Severance Period will be based on the Participant’s job level at the time of the Severance Event. If however, the Severance Event is described in Section 3(a)(ii) or (iii) above and the event which constitutes Good Reason is a significant diminution of the Participant’s position, responsibilities or duties, the Severance Period shall be based on the Participant’s job level prior to the diminution which gave rise to the Participant’s resignation

5. PLAN ADMINISTRATION AND INTERPRETATION
The “Plan Administrator” is the Executive Vice President — Human Resources & Labor Relations (or any other Officer of the Company designated by the Personnel & Compensation Committee of the Board). The “Plan Year” is January 1 to December 31. Benefits from the 2009 Plan are paid from the general assets of Delta.
The Plan Administrator, or his delegate, has the full power and authority, in his sole discretion to construe, interpret and administer the 2009 Plan and his decisions shall be final and binding. The Plan Administrator shall have the broadest discretionary authority permitted under law in the exercise of all its functions including, but not limited to, deciding questions of eligibility, interpretation and the right to benefits hereunder.
6. PLAN CLAIMS AND APPEALS
Any Participant who upon the termination of his employment does not receive the benefits under the 2009 Plan to which he believes he is entitled may file a claim for such benefits in writing to the Vice President — Compensation, Benefits and Services of the Company (or such other officer as may be designated by the Company). Such claim must be received by the Vice President — Compensation, Benefits and Services within 60 days of the Participant’s termination of employment. If the claim is denied, the Vice President — Compensation, Benefits and Services will send written notification of the denial within 90 days after the claim is properly and completely filed. Special circumstances may require an additional period of no more than 90 days. In that event, the Participant will be sent a written notice of the special circumstances requiring the extension and the date when a decision on the claim can be expected. If the claim is denied, the Participant will be so advised and informed of the reason, the provisions of the 2009 Plan upon which the denial was based, and, if applicable, an explanation of other relevant material or information necessary to perfect the claim. If the claim is denied or if the Participant is not furnished with written notification of the decision on the claim within 90 days (or within 180 days if an extension is necessary) after the claim is properly and completely filed, the Participant or his authorized representative may request a review of the claim under the appeal procedures described below.
If a Participant is dissatisfied with a denial of a claim under the 2009 Plan, the Participant must appeal the denial in writing before pursuing any other remedy. All appeals must be addressed to the proper party in a timely manner. All appeal time deadlines will be strictly enforced.
If a Participant desires a review of a denial, the Participant or his representative designated in writing must submit a written request to the Plan Administrator that is received by the Plan Administrator within 90 days of the date of the letter denying benefits. The date of the denial indicated on the denial letter counts as day one in determining this 90-day period and the Plan Administrator expressly reserves the right to refuse to consider tardy appeals.
The Plan Administrator will notify the Participant or his designated representative in writing of the decision on review within 60 days after the Plan Administrator receives the review request. If the claim denial is upheld, the Participant will be so advised and informed of the reason and the provisions of the 2009 Plan document upon which the denial was based. The Plan Administrator may take an additional 60 days to inform the Participant of a decision if special circumstances require an extension of processing time and the Plan Administrator has notified the Participant in writing that there will be a delay, the reasons for needing more time, and the date by which the final decision will be made.

Review by the Plan Administrator is made only upon the written record. The Participant or his representative designated in writing may review pertinent documents relating to the denial and may submit comments, a statement of issues, and/or additional documentary evidence if desired. Personal appearances are not permitted.
A Participant must timely exhaust the administrative remedies allowed under the 2009 Plan as described above before filing any legal action on a claim. The previously described procedure is the exclusive administrative claims procedure provided under the 2009 Plan.
7. AMENDMENT
Except as expressly set forth herein, the Company may amend or terminate the 2009 Plan at any time; provided, however, that as of a Change in Control Date, no amendment to or termination of the 2009 Plan that is adverse to any person who is an employee of Delta on the Change in Control Date shall be effective until after the second anniversary of such Change in Control Date.
8. SUCCESSORS AND ASSIGNS
The 2009 Plan shall be binding upon Delta’s successors and assigns.
9. GOVERNING LAW
The 2009 Plan is governed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), but it is intended to qualify as a plan maintained for the purpose of providing benefits to a select group of management or highly compensated employees. As such, it is exempt from certain provisions of ERISA pursuant to ERISA Sections 201(2), 301(a)(3), 401(a)(1) and 4021(b) and applicable regulations (including U.S. Department of Labor Regulation 2520.104-23). However, some of the underlying benefits provided for under the terms of the 2009 Plan, such as travel privileges, financial planning and career transition services are not governed by ERISA, and their inclusion in the 2009 Plan does not deem them subject to ERISA. To the extent not superseded by ERISA, the 2009 Plan and all determinations made and actions taken thereunder shall be governed by the internal substantive laws of the State of Georgia and construed accordingly.
10. SECTION 409A OF THE INTERNAL REVENUE CODE
To the extent required to be in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (together, “Section 409A”), notwithstanding any other provision of this Plan, (a) any payment or benefit to which a Participant is eligible under this Plan, including a Participant who is a “specified employee” as defined in Section 409A, shall be adjusted or delayed and (b) any term of the Plan may be adjusted, in such manner as to comply with Section 409A and maintain the intent of this Plan to the maximum extent possible. More specifically, to the extent any payment or benefit provided to a Participant under the 2009 Plan constitutes non excepted deferred compensation under Section 409A and the Participant is at the time of his termination of employment considered to be a “specified employee” pursuant to the Company’s policy for determining such employees, the payment of any such non excepted amount and the provision of such non excepted benefits will be delayed for six months following the Participant’s separation from service. Notwithstanding the foregoing, Delta shall not have any liability to any Participant or any other person if any payment or benefit is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and does not satisfy the additional conditions applicable to nonqualified deferred compensation under Section 409A.
11. DEFINITIONS
The following definitions shall apply for purposes of the 2009 Plan:
(a) “Affiliate” means any entity that directly or indirectly controls or is controlled by or under common control with the Company.
(b) “Base Salary” means the Participant’s monthly base salary at the time of separation, excluding expense reimbursements and supplemental salary payments, and any items not considered by the Plan Administrator to be a component of regular monthly base earnings; provided, however, that, as of a Change in Control Date, in the event of a termination of employment by the Participant because of a reduction in the Participant’s pay, “Base Salary” means the Participant’s monthly base salary prior to the reduction in pay which gave rise to the Participant’s termination of employment.
(c) “Board” means the Board of Directors of the Company.
(d) “Cause” means the Participant’s
(i) continued, substantial failure to perform his duties with Delta (other than any such failure resulting from incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to the Participant which identifies the manner in which Delta believes that the Participant has not performed his duties, or
(ii) misconduct which is economically injurious to Delta, or
(iii) conviction of, or plea of guilty or no contest to, a felony or any other crime involving moral turpitude, fraud, theft, embezzlement or dishonesty, or
(iv) material violation of any material Delta policy or rule regarding conduct, which policy or rule has been communicated in writing to the Participant.
A Participant shall have at least ten (10) business days to cure, if curable, any of the events (other than Section 11(d)(iii)) which could lead to his termination of Cause. For any Participant who is an Executive Vice President or more senior executive of the Company, a termination for Cause must be approved by a 2/3 vote of the entire Board.
(e) “Change in Control” means the occurrence after January 2, 2009 of any of the following:
(i) any “person” (as defined in Section 13(d) of the Securities Exchange Act of 1934 (“Act”)) other than the Company, its Affiliates or an employee benefit plan or trust maintained by the Company or its Affiliates, becoming the “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of more than 35% of the combined voting power of the Company’s then outstanding Voting Stock (excluding any “person” who becomes such a beneficial owner in connection with a transaction described in Section 11(e)(iii)(A) of paragraph (iii) below), unless such person acquires beneficial ownership of more than 35% of the combined voting power of the Company’s Voting Stock then outstanding solely as a result of an acquisition of Company Voting Stock by the Company which, by reducing the Company Voting Stock outstanding, increases the proportionate Company Voting Stock beneficially owned by such person to more than 35% of the combined voting power of the Company’s Voting Stock then outstanding; provided, that if a person shall become the beneficial owner of more than 35% of the combined voting power of the Company’s Voting Stock then outstanding by reason of such Voting Stock acquisition by the Company and shall thereafter become the beneficial owner of any additional Company Voting Stock which causes the proportionate voting power of such Company Voting Stock beneficially owned by such person to increase to more than 35% of the combined voting power of such Voting Stock then outstanding, such person shall, upon becoming the beneficial owner of such additional Company Voting Stock, be deemed to have become the beneficial owner of more than 35% of the combined voting power of the Company’s Voting Stock then outstanding other than solely as a result of such Voting Stock acquisition by the Company;
(ii) at any time during a period of twelve consecutive months (but not including any period before January 2, 2009) individuals who at the beginning of such period constituted the Board (and any new member of the Board, whose election by the Board or nomination for election by the Company’s shareowners was approved by a vote of at least two-thirds of the members of the Board then still in office who either were member of the Board at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute a majority of members then constituting the Board; or
(iii) the consummation of (A) a reorganization, merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a reorganization, merger or consolidation which results in the Company’s Voting Stock outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into Voting Stock of the surviving entity or any parent thereof) more than 65% of the voting power of the Voting Stock or the total fair market value of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of assets of the Company having a total gross fair market value equal to more than 40% of the total gross fair market value of all assets of the Company immediately prior to such transaction or transactions other than any such sale to an Affiliate.
Notwithstanding the foregoing, in no event shall a Change in Control be deemed to have occurred with respect to a Participant if the Participant is part of a “group”, within the meaning of Section 13(d)(3) of the Act, which consummates the Change in Control transaction. In addition, for purposes of the definition of Change in Control, a person engaged in business as an underwriter of securities shall not be deemed to be the beneficial owner of, or to beneficially own, any securities acquired through such person’s participation in good faith in a firm commitment underwriting until the expiration of forty days after the date of such acquisition.
(f) “Change in Control Date” means the date on which a Change in Control occurs.
(g) “Good Reason” means any of the following that occurs without a Participant’s express written consent:
(i) in the case of any Participant, a material diminution or other reduction of such Participant’s authorities, duties or responsibilities, other than an inadvertent act that is promptly remedied by Delta after written notice by such Participant to the Chief Executive Officer of the Company;
(ii) the Participant’s office is relocated by more than 50 miles;
(iii) a material reduction of Participant’s Base Salary or incentive compensation opportunities, in either case other than pursuant to a uniform percentage salary reduction for all full-time domestic employees not subject to a collective bargaining agreement;
(iv) the Company does not keep in effect compensation, retirement, health and welfare benefits, or perquisite programs under which the Participant receives benefits substantially similar, in the aggregate, to those in effect prior to a reduction (other than a reduction pursuant to an equivalent reduction in such benefits for all full-time domestic employees who are not subject to a collective bargaining agreement); or
(v) a material breach by Delta of any binding obligation to the Participant relating to a material term of the Participant’s employment, including, but not limited to, indemnification or the terms of an award under the Delta Air Lines, Inc. 2007 Performance Compensation Plan, or any failure of a successor to the Company to assume and agree to perform such obligation.
Notwithstanding the foregoing:
               (A) (i) any award made to a Participant under the Delta Air Lines, Inc. Merger Award Program, (ii) any other equity-based awards or other incentive compensation awards made to a Participant by any of Delta (or any Affiliate) or Northwest Airlines Corporation (or any subsidiary) either on or before January 1, 2009, and (iii) any equity-based awards, incentive compensation, retention payment, special travel or other benefits provided to a Participant solely as a result of his or her initial employment with Delta or any Affiliate, will be ignored for purposes of determining whether a Participant has suffered a reduction that constitutes Good Reason;
               (B) with respect to any Participant who was employed by Northwest Airlines Corporation or any subsidiary thereof immediately prior to October 29, 2008, all compensation and benefit programs provided to such Participant prior to that date by Northwest or any subsidiary thereof, including, without limitation, the Participant’s base salary, will be ignored for purposes of determining whether a Participant has suffered a reduction that constitutes Good Reason;
               (C) as to any Participant, an event described above shall constitute Good Reason only if such Participant gives the Company written notice of intent to resign and the facts that constitute Good Reason within ninety (90) days of the occurrence of such event;
               (D) no event described above which is curable shall constitute Good Reason if such event is cured by the Company or an Affiliate within thirty-one (31) days of the Participant’s notice, given in accordance with (C) above; and
               (E) absent a cure by the Company or an Affiliate as described in (D) above, the Participant must separate from service prior to the end of the 180 day period beginning with the event that constituted Good Reason.
(h) “MIP Target Amount” means as to any Participant, such Participant’s target award amount under the Company’s Management Incentive Plan (or any similar plan) in effect at the time such Participant has a termination of employment that entitles the Participant to benefits hereunder (except as provided in Section 4(a)).
(ij) “Revocation Period” means the period of time immediately following the date a Participant signs an Agreement that he has to revoke such Agreement, with such period of time specified in the Agreement.
(j) “Voting Stock” means securities entitled to vote generally on the election of members of the board of directors.